SEALY, INC.

One Office Parkway at Sealy Drive • Trinity, North Carolina 27370 • USA

Telephone: 336-861-3500 • Fax: 336-861-3501

                May 2, 2008

VIA UPS AND EDGAR

Re:	Sealy Corporation
Form 10-K for the year ended December 2, 2007
Form 10-Q for the quarter ended March 2, 2008
Schedule 14A filed on March 31, 2008
File No. 1-8738

Nudrat Salik

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Salik:

On behalf of Sealy Corporation (the “Company” or “Sealy”), this will respond to the comments set forth in the letter from Rufus Decker of the Securities and Exchange Commission staff (the “Staff”) dated April 22, 2008. For the convenience of the Staff, we are sending courtesy paper copies via UPS. In addition, to assist the Staff in its review, we have set forth the text of the Staff’s comments in italics followed by the Company’s response.

Form 10-K for the year ended December 2, 2007

General

1.                                       Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Where applicable within our responses to the Staff’s comments, we have provided examples of the revisions or additional disclosures.  These revisions will be incorporated into our disclosures in future filings.

Item 1. Business

Suppliers, page 4

2.                                       We note that you are dependent upon a single supplier for visco-elastic components.  Please tell us whether you have entered into a supply agreement with the supplier of visco-elastic components and what consideration you have given to filing this agreement as an exhibit in accordance with the requirements of Item 601(b)(10) of Regulation S-K.

We have a supply agreement with one of our vendors under which the Company purchases both visco-elastic components and foam material used in the production process.  The Company does purchase a significant amount of foam materials under the terms of the supply agreement.  However, we are not dependent upon this supplier as a sole source for foam materials and could obtain these materials from other sources if necessary.

This vendor does represent our sole source of visco-elastic components.  Visco-elastic products are considered part of our specialty bedding category.  However, our business is not dependent on sales of products using visco-elastic components. For the fiscal year ended December 2, 2007 and the quarter ended March 2, 2008, sales of visco-elastic product represent less than 5% of total domestic sales for the respective periods.

We respectfully believe that our business does not substantially depend on the existence of this contract and it may be considered to have been entered into in the ordinary course of business.  Therefore, we do not believe that filing the contract as an exhibit to the Company’s Form 10-K is warranted under the requirements of Item 601(b)(10) of Regulation S-K.

Financial Statements

Notes to the Financial Statements

Note 1.  Basis of Presentation and Significant Accounting Policies

Principles of Consolidation, page 57

3.                                       You state that you are not a beneficiary in a variable interest entity at December 2, 2007.  Please further clarify whether you have a significant variable interest in any variable interest entities for which you determined you are not the primary beneficiary.  If so, please provide the disclosures required by paragraph 24 of FIN 46(R).  Please also tell us what consideration you gave to FIN 46(R) in your arrangements with third parties engaged to construct production facilities to be leased by you, including whether these entities represent variable interest entities.

We have concluded we are not a beneficiary in any variable interest entity at December 2, 2007.  Therefore, we do not have a significant variable interest in any variable interest entity for which we are not the primary beneficiary.  As such, the disclosures required by paragraph 24 of FIN 46(R) are not applicable.

The Company does have an interest in a joint venture which is accounted for under the equity method of accounting and qualifies for the business scope exception under FASB Interpretation No. 46(R) (“FIN 46(R)”).  It should be noted that the total assets of the joint venture are not considered material to the Company’s financial statements.  The Company does, when triggering events occur, reconsider these conclusions under the guidance set forth in FIN 46(R) to determine if consolidation of these entities would be required.

With respect to the arrangements with third parties engaged to construct production facilities to be leased by us, we considered the provisions of FIN 46(R) related to the variable interests created by certain purchase options associated with these leases.  These purchase options were exercisable at the sole discretion of the Company and have expired as of December 2, 2007.

Due to the fact that the Company would only exercise the option if the purchase price was less than the fair value of the property, we concluded that it would absorb the majority of the residual returns from the variable interest.  However, the Company was considered to have no responsibility for the expected losses of the entity because if the purchase option was not favorable to the fair value of the property, the Company would not exercise the option.

Paragraph 14 of FIN 46(R) states in part:

“If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.”

In consideration of this guidance, the Company concluded that since another enterprise has sole responsibility for the losses associated with the variable interest, that entity, and not the Company, would be responsible for consolidating the variable interest entity.

Self-Insurance, page 65

4.                                       Please disclose the levels of excess loss coverage by type of risk self-insured.

The Company’s risks related to general liability, product liability, automobile and workers’ compensation are insured with policies that have large deductibles.  For these policies, after we have paid the claim amount up to the deductible amount, the risk is fully insured.  Due to the amount of the deductibles associated with these policies, the Company includes them as part of the discussion of self-insured risk.  The Company is self-insured for medical claims under a policy with an excess loss coverage amount.  Due to the frequency of claims made under the Company’s workers’ compensation and medical policies, the Company has established reserves for claims incurred but not reported as of the balance sheet date.  The Company does not have a past history of recurring claims under the general liability, product liability and automobile policies and will establish

accruals for any claims made under these policies on a specific basis as they become known and estimable.   In future filings we will amend our disclosure as follows:

The Company is self-insured for certain losses related to medical claims with excess loss coverage of $375,000 per claim per year.  The Company also utilizes large deductible policies to insure claims related to general liability, product liability, automobile and workers’ compensation.  The Company’s recorded liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date.

Note 9.  Commitments

Leases, page 79

5.                                       Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues.  If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

We have considered the provisions of Statement of Financial Accounting Standards No. 13 (“SFAS 13”), “Accounting for Leases”, as amended by Statement of Financial Accounting Standards No. 29, “Determining Contingent Rentals, an amendment of FASB Statement No. 13” and FASB Technical Bulletin 88-1 (“FTB 88-1”), “Issues Related to Accounting for Leases”.  The following summarizes our consideration of these pronouncements with respect to our leasing arrangements:

When present in our lease arrangements, we account for step rent provisions, escalation clauses and free rent periods in accordance with paragraph 15 of SFAS 13”.  This guidance states the following:

“Normally, rental on an operating lease shall be charged to expense over the lease term as it becomes payable. If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.”

The Company uses a straight-line basis for recognizing lease expense in these situations as that method is thought to provide the most representative measure of the time pattern over which the benefit from the leased property will occur.

We do not have any leases in which there are provisions for capital improvement funding or other lease concessions except for free rent periods which have been discussed above.

Paragraph 5.n. of SFAS 13 (as amended by SFAS No. 29) states:

“Contingent rentals. The increases or decreases in lease payments that result from changes occurring subsequent to the inception of the lease in the factors (other than the passage of time) on which lease payments are based, except as provided in the following sentence. Any escalation of minimum lease payments relating to increases in construction or acquisition cost of the leased property or for increases in some measure of cost or value during the construction or pre-construction period, as discussed in FASB Statement No. 23, “Inception of the Lease,” shall be excluded from contingent rentals. Lease payments that depend on a factor directly related to the future use of the leased property, such as machine hours of use or sales volume during the lease term, are contingent rentals and, accordingly, are excluded from minimum lease payments in their entirety. However, lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, shall be included in minimum lease payments based on the index or rate existing at the inception of the lease; any increases or decreases in lease payments that result from subsequent changes in the index or rate are contingent rentals and thus affect the determination of income as accruable.”

The Company does not act as a lessor in any lease arrangements and therefore does not have any lease revenues.  The Company does have lease arrangements where payments are adjusted annually based on changes in existing indexes or rates.  In these situations, lease expense is recognized based on the amounts as they adjust each period and amounts are included in our future minimum annual operating lease commitments disclosure based on the current payments under these indices.  For contingent rentals associated with delivery equipment, these contingent payments relate to the future use of the equipment and are excluded from our disclosure of future minimum annual operating lease commitments in their entirety as allowed by paragraph 5.n. of SFAS 13.

The step-rent provisions, escalation clauses and any free rent periods are included in minimum lease payments for the purposes of determining operating versus capital accounting treatment.  For leases that adjust annually based on a change in an existing index or rate, the minimum lease payment used in our operating versus capital accounting treatment includes payments based on the rate existing at the date of the inception of the lease.

The provisions of FTB 88-1 apply to certain of our delivery and office equipment operating leases.  Paragraph 2b of FTB 88-1 states:

“If rents escalate under a master lease agreement because the lessee gains access to and control over additional leased property at the time of the escalation, the escalated rents should be considered rental expense or rental revenue attributable to the leased property and recognized in proportion to the additional leased property in the years that the lessee has control over the use of the additional leased property. The amount of rental expense or rental revenue attributed to the additional leased property should be proportionate to the relative fair value of the additional property, as determined at the inception of the lease, in the applicable time periods during which the lessee controls its use.”

For our delivery and operating equipment leases, additional property can be added under the master lease agreement.  As the Company gains access and control over any added property, the additional rental expense is recognized based on the payments associated with the added property over the time period over which the Company leases the property.

In consideration of the Staff’s comment we will amend our disclosures in future filings to indicate the following:

The Company has the option to renew certain plant operating leases, with the longest renewal period extending through 2033.  Most of the operating leases provide for increased rent payments through increases in general price levels.  The Company recognizes rent expense in these situations on a straight-line basis over the lease term.  Additionally, some of the leases provide for contingent rental payments based on the use of the leased assets or adjustments to future payments based on specified indices.  Contingent payments directly related to the use of the assets and future adjustments of payments based on indices are expensed in the period in which the use of the asset occurs and are not included in the schedule of future minimum annual operating lease commitments.

Note 23.  Guarantor/Non-Guarantor Financial Information, page 95

6.                                       Please disclose, if true, that each of the subsidiaries of Sealy Mattress Company that guarantee the 2014 Notes are also 100% owned by Sealy Corporation.  Refer to Rule 3-10(d) of Regulation S-X.

In future annual and interim filings, the Company will include the below disclosure stating that each of the subsidiaries of Sealy Mattress Company that guarantee the 2014 Notes are also 100% owned by Sealy Corporation.

Sealy Corporation, Sealy Mattress Corporation (a 100% owned subsidiary of Sealy Corporation) and each of the subsidiaries of Sealy Mattress Company (the “Issuer”) that guarantee the 2014 Notes (as defined below) and are 100% owned subsidiaries of the Issuer,  (the “Guarantor Subsidiaries”) have fully and unconditionally guaranteed, on a joint and several basis, the obligation to pay principal and interest with respect to the 8.25% Senior Subordinated Notes due in 2014 (the “2014 Notes”) of the Issuer.

Form 10-Q for the quarter ended March 2, 2008

General

7.                                       Please address the above comments in your interim filings as well.

Where applicable, the above comments will be incorporated into future interim filings.  The form of these disclosures or revisions will take similar form to those described in the responses above.

Schedule 14A Filed on March 31, 2008

Director Compensation Table for Fiscal Year 2007, page 11

8.                                       In future filings, please explain in a footnote the components of “All Other Compensation.”

In future Schedule 14A filings, the Company will disclose in a footnote the components of “All Other Compensation”.  The footnote will read:

“All Other Compensation” is the value of dividends in the fiscal year on the number of shares equal to the number of share units held by a director under the Sealy Director’s Deferred Compensation Plan.

Compensation Discussion and Analysis

Elements of the Executive Compensation Program

Base Salary, page 16

9.                                       In future filings please briefly elaborate on the company’s compensation policy regarding promotional increase percentages that you cite at the end of the second paragraph of this subsection.  It appears that increases may be given as necessary to provide base compensation equal to the market median level, and/or keep them consistent with an overall salary percentage increase budget applicable to all domestic employees; however the operation of the overall policy is unclear from this disclosure.

In future filings, where applicable, the Company will note that the Company’s compensation policy with respect to promotional salary increases from one salary grade to a higher salary grade normally results in a base salary increase of between 7% and 15%.  This is intended to make the promoted employee’s salary consistent with other Company employees in the higher salary grade and market data.

Potential Payments Upon Termination or Change in Control

Change in Control Benefits, page 27

10.                                 In accordance with Item 402(b)(1)(xi) of Regulation S-K, please provide the rationale for providing a single trigger for payments in the event of a change in control.

The Company is currently a controlled company.  The single trigger for option vesting upon a change in control has been an element of Sealy’s employee stock option agreements for many years and is consistent with the trigger for payments included in the stock option plans of other controlled companies, including other companies controlled by KKR.  We believe that reasonable change in control benefits are appropriate to protect employees against circumstances over which he or she does not have control and as consideration for the promises of non-competition, non-solicitation and non-interference that we require in our employment agreements. Furthermore, we believe change in control severance payments align employee and shareholder interests by enabling employees to evaluate a transaction in the best interests of our shareholders and our other constituents without undue concern over whether the transaction may jeopardize the employee’s own employment.

*  *  *  *  *

On behalf of Sealy Corporation, this will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments or desire any additional information, please contact the undersigned at (336) 861-3588 or Jeff Ackerman at (336) 861-3674.

Very truly yours,

/s/ Kenneth L. Walker
Kenneth L. Walker, Esq.
Senior Vice President and General Counsel